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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13A-16 OR 15D-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934




For the month of NOVEMBER, 2003
Commission File Number __________________________________________
                           DUCATI MOTOR HOLDING S.P.A.
                 (Translation of registrant's name into English)

                   VIA CAVALIERI DUCATI, 3 BOLOGNA 40132 ITALY
                    (Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                     Form 20-F....X....       Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

NOTE: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders. Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

NOTE: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                     DUCATI MOTOR HOLDING S.P.A.
                                                     ---------------------------
                                                            (Registrant)

                                                       By: /s/ ANDREA LYDZINSKI
                                                       ------------------------
                                                            (Signature)*

                                                                Andrea Lydzinski
                                 Investor Relations and Corporate Communications
                                                     Ducati Motor Holding S.p.A.

Date  05 NOVEMBER 2003
* Print the name and title of the signing officer under his signature.

            DUCATI MOTOR HOLDING ANNOUNCES THIRD QUARTER 2003 RESULTS

           - Highest Third Quarter Unit Sales and Registrations Ever -

                   - Revenues Excluding Forex Effect Up 25% -

           Bologna, Italy, November 6, 2003 - Ducati Motor Holding S.p.a. (NYSE:
DMH, Borsa Italiana S.p.a: Dmh), a leading manufacturer of high performance motorcycles, today announced financial results for the third quarter and nine months, ended September 30, 2003.

           For the third quarter of 2003, unit sales were 6,865, an 18.8% increase over the same period in 2002, the highest number of motorcycles ever sold by the Company in a third quarter. Revenues for the period were euro 75.3 Million, up 24.7% Excluding forex effects, (or 20.5% Including forex effects) over the same period in 2002.

           Third quarter revenues from motorcycles for the period increased 26.6% Excluding forex effects, (or 22.4% Including forex effects) to Euro 55.9 Million and represented 74.2% Of revenues. Motorcycle-related products, including spare parts, technical accessories and apparel, increased 17.7% Excluding forex effects (or 13.2% Including forex effects) to euro 18.9 Million over the comparable period in the previous year.

           Gross margin was 37.7% Of revenues versus 41.4% In the period, mainly due to a negative motorcycle mix and forex effects. Sales costs represented 24.3% of sales versus 34.2% In the period last year, representing a decrease of Euro 3.1 million, as a result of the company's strict cost controls. EBITDA was Euro 6.7 million (or Euro 5.0 million including forex effects) versus zero in the period of the previous year.

           In the third quarter of 2003, pre-tax loss was Euro 5.4 million versus a loss of Euro 11.1 million last year. The improvement of Euro 5.7 million was mainly due to higher EBITDA and lower financial charges.

           For the third quarter, unofficial Ducati worldwide registrations, a measure of retail sales, were up 10% versus the same period last year, in a market which grew 7%. In particular, increases were up in Italy 21%, the US up 19%, non-subsidiary importer countries up 13%, France up 9% and Benelux Countries up 8%. Registrations were down 3% in Germany, down 5% in the UK and down 9% in Japan.

           "Ducati has posted very strong results for the third quarter of 2003, confirming the improving trend during the course of the year thanks to our popular new product introductions and the effect of our savings programs," said Federico Minoli, Ducati Chairman and Chief Executive Officer. "The Multistrada, in particular, continues to break records, having sold 4,762 units in six months since its launch, and we are increasing our sales target to 5,500 units. Also, the new Monster S4R has had a great success having sold over 2,200 units in five months. Just last week in Tokyo, we unveiled prototypes of the Sport Classic dream bike, a new concept of thoroughly modern motorcycles that capture the essential beauty, timeless style and emotion of the original Ducati sport bikes of the 1970's. The PaulSmart, GT and Sport are all powered by the advanced Desmo 1000 ds engine. Depending on the market reaction and ensuing demand, we will announce a production timeline.

           "On the racetrack, we are very pleased with our successes as well - official Ducati Fila racer Neil Hodgson won the riders title in the World Superbike Championship at Assen, in Holland, bringing Ducati's total to ten and underlining the extraordinary performance of our new 999 Testastretta Superbike. The MotoGP season ended in Valencia on November 2 in style, with Loris Capirossi finishing on the podium. The final standings in the Rider's Championship sees Loris and Troy Bayliss finishing in fourth and sixth places respectively. So, additionally, after an absence of 30 years, Ducati took second place in the Constructors' World Championship, bringing to a close a spectacular season," added Minoli. "What a superb result - congratulations and thanks to the riders, to their teams and of course to all our fans."

           For the first nine months, unofficial Ducati worldwide registrations, a measure of retail sales, were down 5% versus the period last year, with the US down 20%, the UK down 11%, Japan down 11%, France down 7%, Germany down 2%, Italy down 1%, while the Benelux Countries grew 6% and Non-subsidiary countries were up 8%. This is a notable recovery after declines of 18% and 4% in the first and second quarter of 2003, respectively.

           First nine months 2003 revenues of Euro 284.6 million, were down 0.7% Excluding forex effects, (or down 4.8% including forex effects) versus the period in 2002. EBITDA was Euro 37.8 million excluding forex effects (or euro
30.8 million including forex effects) versus Euro 38.8 million in the first nine months of 2002. At ebt level, there was a loss of Euro 7.0 million versus a gain of Euro 3.7 million in the 2002 period mainly due to adverse forex, restructuring and depreciation costs.

           "The third quarter improvement, driven by increased sales as well as reduced product and structure costs, brings us in line with our expectations for the full year of a flat top line versus year ago - excluding forex effects - and a positive bottom line. However, after the slow start to the year and the subsequent recovery, the outlook for 2003 remains challenging. Our ability to meet our targets will largely depend on forex non further deteriorating and the sustained growth of our relevant market." Said Enrico D'Onofrio, Ducati Chief Financial Officer.

           The Company's net debt at September 30, 2003 was (Euro symbol omitted)Euro 112.2 million, up versus the Euro 100.4 (Euro symbol omitted)million at the same date a year earlier mainly due to lower EBITDA. The Company's gearing ratio was 73% at September 30, 2003 versus 64% at the same date a year earlier.

           At the end of September, the Company has re-purchased 293,235 shares, equivalent to (Euro symbol omitted)Euro 391,225 or 0.185% Of its stock capital.

           A discussion by Ducati management of the third quarter 2003 results is available at www.ducati.com under Company and then Investor Relations, and can be accessed until mid-February 2004 under Webcast of Results at the bottom of the IR Press Release Schedule section.

           Founded in 1926, Ducati builds racing-inspired motorcycles characterized by unique engine features, innovative design, advanced engineering and overall technical excellence. Ducati has won twelve of the last fourteen World Superbike Championship titles and more individual victories than the competition put together. The Company produces motorcycles in four market segments which vary in their technical and design features and intended customers: Superbike, Supersport; Monster, Sport Touring and Multistrada. The Company's motorcycles are sold in more than 40 countries worldwide, with a primary focus in the Western European and North American markets. For more information about the Company, please visit our web site at http://www.ducati.com.

           This press release contains statements that are forward-looking and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated, as described in documents previously filed by the Company with CONSOB and with the U.S. Securities and Exchange Commission.


FOR FURTHER INFORMATION, PLEASE CONTACT:
Christopher Spira                                    Main Tel: + 39 051 6413 111
Director, Investor Relations and                   Direct tel: + 39 051 6413 222
Corporate Communications                           Direct fax: + 39 051 6413 223
Ducati Motor Holding S.p.A.                 E-mail: christopher.spira@ducati.com
Via Cavalieri Ducati, 3
Bologna 40132
italy

Ducati Motor Holding
Page: 3 of 8

                  Ducati Motor Holding S.p.A. and Subsidiaries
                           Net Sales and Shipment Data

                                            Three Months Ended       Three Months Ended
                                           September  September     September   September
                                           30, 2003    30, 2002     30, 2003    30, 2002

Net Sales (Euro in thousands, US $ in thousands)

  Motorcycles                                55.923     45.680     $  65.161   $  53.226
  Spare Parts, Accessories, Apparel          18.890     16.687        22.011      19.444
  Miscellaneous Other                           530        172           618         200
                                             ------     ------     ---------   ---------

Total net sales                              75.343     62.539     $  87.790   $  72.870
                                             ======     ======     =========   =========


Ducati Units
Motorcycle shipments:                                                % Change

  North America                                 863        499          72,9%
  Main European market                         4.02      3.696           8,9%
  Japan                                         793        764           3,8%
  Rest of World                               1.184        820          44,4%
                                             ------     ------
Total                                         6.865      5.779          18,8%

Motorcycle product mix:                                              % Change

  Sport Segment (Superbike & Supersport)      1.381      2.109         (34,5%)
  Sport Naked                                 3.449      3.177           8,6%
  Sport Touring                                 393        493         (20,3%)
  Multistrada                                 1.642          0           n.s.
                                             ------     ------
Total                                         6.865      5.779          18,8%

Unofficial Motorcycle Registrations:                                 % Change

  North America                               1.470      1.235          19,0%
  Main European market                        6.009      5.444          10,4%
  Japan                                         869        959          (9,4%)
  Rest of World                               1.355      1.194          13,5%
                                             ------     ------
Total                                         9.703      8.832           9,9%



Ducati Motor Holding
Page: 4 of 8

                  Ducati Motor Holding S.p.A. and Subsidiaries
                           Net Sales and Shipment Data

                                            Nine Months Ended        Nine Months Ended
                                          September  September,   September     September
                                           30, 2003   30, 2002     30, 2003    30, 2002

Net Sales (Euro in thousands, US$ in thousands)

     Motorcycles                            229.749    242.067    $  267.704  $  282.056
     Spare Parts, Accessories, Apparel       53.731     55.789        62.607      65.005
     Miscellaneous Other                      1.120      1.039         1.305       1.211
                                            -------    -------    ----------  ----------
Total net sales                             284.600    298.895    $  331.616  $  348.272
                                            =======    =======    ==========  ==========


Ducati Units
Motorcycle shipments:                                               % Change

     North America                            2.917      2.825           3,3%
     Main European market                    18.065     18.919          (4,5%)
     Japan                                    2.256      2.827         (20,2%)
     Rest of World                            5.103      4.466          14,3%
                                            -------    -------
Total                                        28.341     29.037          (2,4%)

Motorcycle product mix:                                             % Change

     Sport Segment (Superbike & Supersport)   8.896     11.064         (19,6%)
     Sport Naked                             13.257     15.331         (13,5%)
     Sport Touring                            1.426      2.642         (46,0%)
     Multistrada                              4.762          0           n.s.
                                            -------    -------
Total                                        28.341     29.037          (2,4%)

Unofficial Motorcycle Registrations:                                % Change

     North America                            3.962      4.961         (20,1%)
     Main European market                    21.507     22.073          (2,6%)
     Japan                                    2.784      3.125         (10,9%)
     Rest of World                            4.695      4.358           7,7%
                                            -------    -------
Total                                        32.948     34.517          (4,5%)


Ducati Motor Holding
Page: 5 of 8

                           Ducati Motor Holding S.p.A.
                   Consolidated Statements of Operations Data
    (Euro in thousands, US$ in thousands, except per share and share amounts)

                                              Three Months Ended                 Three Months Ended

                                          September      September     September      September     Percent
                                           30, 2003       30, 2002     30, 2003       30, 2002       Change


Net Sales                                    75.343         62.539     $  87.790      $  72.870       20,5%
Cost of goods sold                          (46.975)       (36.623)      (54.735)       (42.673)
                                        -------------------------------------------------------
Gross Profit                                 28.368         25.916        33.054         30.197        9,5%
Other operating revenues                      4.268          2.450         4.973          2.855
SG&A expenses                               (27.415)       (28.296)      (31.944)       (32.970)
Other operating income/(expense), net          (117)           (33)         (136)           (38)
Depreciation & amortization                  (9.690)        (8.888)      (11.291)       (10.356)
                                        -------------------------------------------------------
Operating income/(loss)                      (4.586)        (8.851)       (5.344)       (10.312)        n.s.

Financing expense, net                         (827)        (2.250)         (964)        (2.622)
Other non-operating income/(expense), net       (32)           (20)          (37)           (23)
                                        -------------------------------------------------------
Profit/(loss)before income taxes             (5.445)       (11.121)       (6.345)       (12.957)        n.s.



Shares outstanding                      158.500.963    158.500.963   158.500.963    158.500.963

                                                                              Percent
Other Financial Data                                                                    Change
Motorcycles Produced ( Units)                 7.834          8.413                                    (6,9%)
Motorcycles Sold (Units)                      6.865          5.779                                    18,8%
Unofficial Registrations (Units)              9.809          8.832                                    11,1%
EBITDA                                        5.033             17         5.864             20         n.s.
EBITDA Margin                                   6,7%           0,0%

Note : On September 30, 2003 US$1= 0,8582 Euros



Ducati Motor Holding
Page: 6 of 8

                           Ducati Motor Holding S.p.A.
                   Consolidated Statements of Operations Data
    (Euro in thousands, US$ in thousands, except per share and share amounts)

                                             Nine Months Ended                 Nine Months Ended

                                         September       September    September      September      Percent
                                          30, 2003        30, 2002     30, 2003       30, 2002       Change

Net Sales                                   284.600        298.895    $  331.616     $  348.272       (4,8%)
Cost of goods sold                         (184.429)      (176.810)     (214.897)      (206.019)
                                        -------------------------------------------------------
Gross Profit                                100.171        122.085       116.719        142.253      (17,9%)
Other operating revenues                     16.324          7.961        19.021          9.276
SG&A expenses                               (85.411)       (90.040)      (99.521)      (104.915)
Other operating income                           (6)        (1.166)           (7)        (1.359)
Depreciation & amortization                 (28.119)       (24.533)      (32.765)       (28.586)
                                        -------------------------------------------------------
Operating income/(loss)                       2.959         14.307         3.447         16.669      (79,3%)

Financing expense, net                       (5.785)       (10.618)       (6.741)      (12.372)
Other non-operating income/(expense), net    (4.178)           (20)       (4.868)           (23)
                                        -------------------------------------------------------
Profit/(loss)before income taxes             (7.004)         3.669        (8.162)         4.274         n.s.



Shares outstanding                      158.500.963    158.500.963   158.500.963    158.500.963

                                                                                                    Percent
Other Financial Data                                                                                 Change
Motorcycles Produced (Units)                 26.951         30.923                                   (12,8%)
Motorcycles Sold (Units)                     28.341         29.037                                    (2,4%)
Unofficial Registrations (Units)             32.948         34.517                                    (4,5%)
EBITDA                                       30.844         38.820        35.939         45.232      (20,5%)
EBITDA Margin                                  10,8%          13,0%

Note : On September 30, 2003 US$1= 0,8582 Euros



Ducati Motor Holding
Page: 7 of 8

                           Ducati Motor Holding S.p.A.
                   Consolidated Statements of Operations Data
             (Euro in thousands, except per share and share amounts)

                               Three Months ended         Three Months ended
                               September 30, 2003         September 30, 2002

                                Euro                       Euro
                                 $            %             $          %

CURRENT ASSETS
Cash and cash equivalents        16.866                   16.606
Trade receivables, net           64.706                   61.135
Inventories                     108.854                  111.856
Other current assets             18.858                   17.617
--------------------------------------------------------------------------------
TOTAL CURRENT ASSETS            209.284       48,6%      207.214       50,0%
--------------------------------------------------------------------------------

Non current assets
Property, plant and
  equipment-net                  68.779                   63.082
Intangible fixed assets,
  net                           126.804                  128.759
Equity investments                   12                        1
Other long-term assets -
  Credit Link/ABS                24.818                   15.000
Other long-term assets              584                      646
--------------------------------------------------------------------------------
TOTAL NON CURRENT ASSETS        220.997       51,4%      207.488       50,0%
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
TOTAL ASSETS                    430.281      100,0%      414.702      100,0%
--------------------------------------------------------------------------------

CURRENT LIABILITIES
Short-term bank borrowings       41.091                   20.434
Current portion of
  long-term debt                  4.960                    2.822
Accounts payable - trade         79.472                   83.773
Income and other taxes payables   4.798                    5.042
Other current liabilities        17.823                   17.609
Provisions for risks and charges -
  current portion                 9.543                    9.421
--------------------------------------------------------------------------------
TOTAL CURRENT LIABILITIES       157.687       36,6%      139.101       33,5%
--------------------------------------------------------------------------------

LONG-TERM LIABILITIES
Long-term debt, net of current
  portion                        92.220                   91.000
Employees' leaving entitlement    8.170                    6.686
Deferred income taxes                35                       35
Other long-term liabilities      15.607                   17.737
Provision for risks and charges -
  long term portion               3.998                    3.262
--------------------------------------------------------------------------------
TOTAL LONG-TERM LIABILITIES     120.030       27,9%      118.720       28,6%
--------------------------------------------------------------------------------

TOTAL LIABILITIES               277.717                  257.821
--------------------------------------------------------------------------------
Total shareholders' equity      152.564       35,5%      156.881       37,9%
--------------------------------------------------------------------------------
Total liabilities and
  shareholders' equity          430.281        100%      414.702        100%
--------------------------------------------------------------------------------



Memo : Net consolidated
  financial position           (112.194)                (100.387)



Ducati Motor Holding
Page: 8 of 8

                           Ducati Motor Holding S.p.A.
                   Consolidated Statements of Operations Data
             (US$ in thousands, except per share and share amounts)

                               Three Months ended         Three Months ended
                               September 30, 2003         September 30, 2002

                                  US$        %              US$           %

CURRENT ASSETS
Cash and cash equivalents        19.652                   19.349
Trade receivables, net           75.396                   71.235
Inventories                     126.837                  130.335
Other current assets             21.973                   20.527
--------------------------------------------------------------------------------
TOTAL CURRENT ASSETS            243.858       48,6%      241.446       50,0%
--------------------------------------------------------------------------------

NON CURRENT ASSETS
Property, plant and
  equipment-net                  80.141                   73.503
Intangible fixed assets, net    147.752                  150.030
Equity investments                   14                        1
Other long-term assets -
  Credit Link/ABS                28.918                   17.478
Other long-term assets              680                      753
--------------------------------------------------------------------------------
TOTAL NON CURRENT ASSETS        257.505       51,4%      241.765       50,0%
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Total assets                    501.363      100,0%      483.211      100,0%
--------------------------------------------------------------------------------

CURRENT LIABILITIES
Short-term bank borrowings       47.879                   23.810
Current portion of
  long-term debt                  5.779                    3.288
Accounts payable - trade         92.601                   97.612
Income and other taxes payables   5.591                    5.875
Other current liabilities        20.767                   20.518
Provisions for risks and
  charges - current portion      11.119                   10.977
--------------------------------------------------------------------------------
TOTAL CURRENT LIABILITIES       183.736       36,6%      162.080       33,5%
--------------------------------------------------------------------------------

LONG-TERM LIABILITIES
Long-term debt, net of
  current portion 107.455       106.033
Employees' leaving entitlement    9.520                    7.791
Deferred income taxes                41                       41
Other long-term liabilities      18.185                   20.667
Provisionfor risks and
  charges - long term portion     4.658                    3.801
--------------------------------------------------------------------------------
Total long-term liabilities     139.859       27,9%      138.333       28,6%
--------------------------------------------------------------------------------

TOTAL LIABILITIES               323.595                  300.413
--------------------------------------------------------------------------------

Total shareholders' equity      177.768       35,5%      182.798       37,9%
--------------------------------------------------------------------------------

Total liabilities and
  shareholders' equity          501.363        100%      483.211        100%
--------------------------------------------------------------------------------

Memo : Net consolidated
  financial position           (130.728)                (116.970)
